SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR
Av. Presidente Vargas, 409 – 13º
andar
20071-003 Rio de Janeiro - RJ
Telefones: (21) 2514-6301/6011
Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Publicly Traded Company)
CNPJ. nº 00001180/0001-26

ANNOUNCEMENT OF MEETING

49th General Annual Shareholders Meeting

The Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobrás are hereby invited to meet at the company’s main office, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100,room 203 of Centro Empresarial VARIG - Brasília – DF, on the 30th of April, 2009, at 10:00 a.m., for the General Annual Shareholders Meeting, to discuss the following agenda:

1. Management Report, Financial Statements and Opinion of the Fiscal Council, regarding the financial year ended on December 31, 2008.
2. Capital Budget for the financial year of 2009.
3. Allocation of the net income of the financial year and distribution of shareholders’ remuneration
4. Election of members of the Board of Directors
5. Election of members of the Fiscal Council and respective alternates
6. Definition of remuneration of the members of the Board of Directors, Fiscal Council and Board of Executive Officers.
7. Media in which the Financial Statement of the Company regarding the financial year will be published

In accordance with Instruction nº 165, of December 11, 1991, issued by the Comissão de Valores Mobiliários - CVM, the minimum percentage of participation in the voting capital necessary to require multiple votes shall be of 5% (five percent).

Participation in the relevant meeting shall be conditioned to evidence of delivery to Eletrobrás of a declaration issued by the depositary financial institution, identifying one’s condition as a shareholder. The mentioned delivery shall take place until April 28, 2009, at the Stock Exchange Management Department (Departamento de Administração do Capital Social – DFS), Shareholders Rights Management Division (Divisão de Gestão dos Direitos dos Acionistas – DFSA), at Av. Presidente Vargas, nº 409 – 9th floor, in the city of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m., or from 2:00 p.m. to 5:00 p.m.

Brasília, March 27, 2009.

MÁRCIO PEREIRA ZIMMERMANN
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.